CULINARY CRAFT WORKSHOP LLC
75 MELLOR AVE
CATONSVILLE, MD 21228



BUSINESS PLAN

For Purchase of Membership Interest of Culinary Craft Workshop, LLC

Seller of Culinary Craft Workshop of Catonsville, MD

March 20, 2020

Culinary Craft Workshop, LLC

Business Plan

This Business Plan contains confidential information about the Culinary Craft Workshop, a recreational cooking school to be located in Catonsville, Maryland, owned by Culinary Craft Workshop, LLC (designated as "the Seller"). By accepting this Business Plan the recipient agrees that it will cause its directors, officers, employees and representatives to use the Business Plan and such information only to evaluate a specific transaction with the Investor and for no other purpose, will not divulge any such information to any other party and shall return this Business Plan together with any copies thereof, and of such information to the Investor upon further request.

The information contained in this Business Plan was obtained from extensive research by the Seller. Any estimates and projections contained herein have been prepared by the management team and involves significant elements of subjective judgment and analysis which may or may not be correct (particularly with respect to possible spreadsheet formula errors). The Seller makes no representations or warranty, expressed or implied, as to the accuracy or completeness of the information contained in this Business Plan, and nothing contained herein is, or shall be relied upon as, a promise or representation, whether as to the past, present or future. This Business Plan does not purport to contain all of the information that may be required to evaluate such transaction, and any recipient hereof should conduct its own independent analysis. The Seller has not independently fully verified any of such information and assumes no repsonsibility for its accuracy or completeness. The Seller expects to update or otherwise revise this Business Plan or other manterials supplied herewith as new information becomes available.

No commitment is made that shares or assets of the Seller will be sold until all Investor's due diligence has been satisfactorally been completed. The sale process may be terminated at any time without notice. The Seller and Investors shall be free to conduct the sale process as they in their sole discretion may determine. Any procedures relating to such sale may be changed at any time without notice to any person. No prospective Investor or Seller nor any other person shall have any claim whatsoever against the Investor or Seller or any of their respective directors, officers, employees, advisers or representatives arising out of or in relation to the possible actual sale of shares, in or assets of the Investor, except to the extent expressly provided in any relevant sale or license agreement.

The recreational cooking school model is highly succesful and vastly under represented in this area, as the demand greatly surpasses the supply. Investing in any new business involves a high degree of risk, however as you read through the research and projections contained herein, you will find that the potential financial benefits outweigh the risks. You are encouraged to seek cousel from accounting and legal professionals, and completing your own due diligence before making an investment.

All communications, inquiries and requests for information relating to these materials or to a possible transaction involving this acquisition should be directed to Seller.

Michael Carter
13 Francis St
Annapolis, MD 21401
443-310-1717

TABLE OF CONTENTS

Membership Interests   4

Concept   4

Business Plan   5

- Purpose   5
- Summary   5
- Objective   6
- Recipe for Success   7
- Concept Validation   8
- Location   8

Appendix
A. Revenue, Expenses & Projections   9
B. Culinary Craft Workshop Management Team   10
C. Map of Baltimore Metropolitan & Suburban Areas   12
D. Population   13
E. Regional Average Household Income   14
F. News & Industry Research   15
G. Proof of Concept (Successful Suburban Cooking Schools) 15
H. Floorplan   16
I. Workshop Photos   17

Membership Interest Shares:

Culinary Craft Workshop, LLC is selling a limited number of membership shares in the Culinary Craft Workshop of Catonsville. CCW, LLC is allowing for the purchase of five (5) membership shares, each representing 5% ownership of the Culinary Craft Workshop of Catonsville for the investment of $15,000 per share. The details and benefits of membership interests are outlined in this document. All projections of revenue and growth are extremely conservative and based on the revenue of similar entities.

Concept:

After identifying that the demand for recreational cooking programs far exceeds the available supply, the concept of building a recreational cooking school presents a lucrative business opportunity. The Culinary Craft Workshop (CCW) will be a recreational cooking school designed as a teaching kitchen and cooking workshop where people of all culinary skill levels can come together to work with professional chefs in a fun and casual setting. Students will experience both Chef led hands-on learning and demonstration classes in everything from basic cooking skills and techniques to creating delicious meals. CCW will offer a variety of regional and ethnic themed cooking classes designed for both individuals and couples. Classes will focus on the preparation of new recipes while learning the necessary cooking skills to do so, all while having a fun and unique experience.

CCW will also offer fun and instructional afterschool and weekend 'Junior Chefs' programs for kids and teens with a passion for food, as well as more focused classes on topics including meal planning, kitchen organization, nutrition, and advanced cooking tips and techniques, just to name a few. In addition, CCW will offer dietary specific culinary courses such as healthy eating, vegetarian, vegan, and gluten-free cooking. In short, CCW's mission is to offer guests something more than just going out to eat; it's about having fun preparing a meal, or watching a professional chef demonstrate meal preparation, all while acquiring new skills and enjoying gourmet food in a relaxed local setting!

It is the company's intention to maximize the revenue potential of the space and to create additional revenue streams when and where possible. Including utilizing the space for private event rentals, corporate team building and hosting sponsored events that correspond to well established community events.

Mike Carter will be the company's President & CEO. As an experienced entrepreneur he has spent the past the 18 years owning and operating one of the most successful Destination Entertainment companies in the region and has seen consistent growth year over year by offering expert led experiential learning and entertainment experiences.

Based on the huge demand for recreational cooking workshops versus the limited supply available, we are so confident in the success of this concept, that in addition to the dividends paid to member, the company is also offering a put and to buy back shares at $15K per unit at the end of five (5) years.

Executive Summary

The purpose of this Business Plan is:

- To set forth the terms and conditions for the purchase of membership interest of the Culinary Craft Workshop of Catonsville, from an entity being formed by Michael L. Carter ("Culinary Craft Workshop, LLC"). The grand opening of the recreational cooking school is projected for the first week of February 2020, construction and permitting delays notwithstanding.

- To provide prospective investors with background, strategy and profit projections over the initial five-year term of the lease.

Please note that in the event you wish to invest in this transaction, before doing so, you will be required to sign the Operating Agreement which will be provided separately in the coming weeks.   The Operating Agreement will set forth, among other things, the structure of the LLC's finances and organization, and will provide rules and regulations for smooth operation. The Operating Agreement, summarized later herein, will include percentage of interests, allocation of profits and losses, member's rights and responsibilities and other provisions.

A brief summary of the key elements of this Business Plan are:

- The creation of a new business entity and the successful concept on which it's based.

- The projected gross annual revenue is $830K with approximate expenses of $420K. (See Appendix A)

- The demand for recreational cooking classes far exceeds the supply available.

- The school is optimally located one block off of busy Frederick Road in downtown Catonsville. It is perfectly situated within minutes of Route 695 (Baltimore Beltway), I-95, I-195 and Route 29.

- The location's advantage of featuring safe and ample parking within steps of the front entrance.

- $100k is required to build out, equip and maintain adequate cashflow to launch and operate the business. Michael Carter will invest $25k and five investors or investor groups are being sought to invest $15k each. Multiple shares may be purchased. Post-funding, Carter, who will oversee and actively participate in operating the business will retain 75% ownership interest and the investor group collectively will own 25%.

- Distributions to investors will be paid based Pari Passu on Store Operating Cash Flow (EBITDA).

- A Director of Operations, Joanie Robinson (See Appendix B), has been identified to assist in the build out, launch and operating of the school. She has been a Professional Organizer for nearly a decade and is highly organized, professional, dedicated and passionate about cooking and food. She is a lifelong resident of Catonsville and is deeply connected to and actively involved with the community and its many local activities.

- An Executive Chef, Charlotte Galley (See Appendix B), has been identified and secured to oversee the culinary aspects of the school. Including, but not limited to assisting in the selection of equipment and supplies. As well as the recruitment, hiring and training of the school's Chef Instructors and kitchen support staff. Additionally, she will supervise the development and creation of the school's curriculum, recipes and teaching techniques. Charlotte has been a Professional Chef and a Chef Instructor for more than 20 years.

- The biggest opportunity, but not reflected in the projections, is to generate substantial sales due to the fact that we have no direct competition in a densely populated suburban setting that is both easily accessible and offers ample parking in a safe and secure location.

- The conservative projections contained within in this business plan should generate quarterly dividends of approximately 15% for the first five years and are expected to grow in the remaining six years of the 10-year plan. In addition, as previously outlined, the company is also offering a put and to buy back shares at $15K per membership unit at the end of five (5) years.

The overall objective is very simple:

  o Create a successful recreational cooking school in a flourishing suburban setting based on well-established and highly successful models both in the region, and in similar suburban markets nationwide (See Appendix H).

  o To differentiate CCW from similar businesses in urban locations in Downtown Baltimore by being more easily accessible, in a safer environment, with a more spacious work and class space and by providing free ample parking.

  o Keep operating expenses in line with forecast.

  o Implementing aggressive social media and guerilla marketing programs to build awareness, establish loyalty, and to create "buzz" to spread word of mouth across our target geographic market.

Please see the following pages for details.

Culinary Craft Workshop is a recipe for success because:

- DEMAND! With only two other similar business entities in the region, both of which regularly sell out all of their classes months in advance, it is obvious that there is not enough supply to meet the ever growing demand!

- Demand and excitement for CCW generated over $2000 in gift certificate sales during the holidays! Something we did not initiate oursleves. And, with no marketing, other than our membership in the Catonsville Chamber of Commerce. Additionally, local residents are constantly asking when we'll be posting our schedule, while business owners have already began inquiring about booking team building activities for as soon as we open the doors!

- Baltimore County Community College has already approached us about utilizing our kitchen for culinary course offerings and community outreach programs.

- CCW has a highly coveted suburban location (See Appendix C).

- CCW offers ample parking in an easily accessible, safe setting which is highly compelling to suburban customers.

- Across America, recreational cooking schools are successfully located in suburban settings (See Appendix H).

- Unlike the other regional schools, we will be completely ADA compliant, with an easily accessible facility for anyone with limited mobility.

- Cross generational entertainment! Unlike other concepts, recreational cooking classes are equally popular with Millennials, Baby Boomers and everyone in between. By appealing to a broad range of demographic groups the revenue potentials are nearly infinite.

- Experiential recreation and educational activities are a highly successful and fast-growing trend in the entertainment market. The demand for experiential entertainment offerings far exceeds the supply.

- CCW provides a unique entertainment experience, consumable product and offers an ever-changing curriculum to allow students the opportunity to come back regularly; each time enjoying something new and exciting.

- We are not a restaurant! As a recreational cooking school, CCW does not face the same challenges of calculating ever changing food demands, spoilage rates or dealing with guestimates on how much food to order.

Concept Validation:

Baltimore Chef Shop:
Baltimore Chef Shop (BCS), which opened in 2015, is the business model upon which we are basing the Culinary Craft Workshop. BCS has two major limitations; location and space. The reality is that there is a far greater demand for courses than the supply offered in the region. So much so, that many of BCS's course offerings are sold out months in advance. This model has been so successful that BCS are now adding an additional teaching kitchen, which will do little to meet the excessive demand, and in doing so still does not alleviate the major issue of the cramped workspaces in their facility, and their lack of ADA compliance.

Operating Revenue for 2020 is estimated to be approximately $725K

Schola:
Scola, a far smaller operation, is also located in Baltimore City. Unlike Culinary Craft Workshop and Baltimore Chef Shop, Schola describes themselves as "a group of people cooking and eating together" and is not a traditional teaching kitchen. There is minimal Chef interaction and no recipes for the students to follow in preparation of the meals to be shared. While the facility does have ample space, all of the cooking at Schola is done on hot plates and in small portable ovens, thus denying students the unique experience of working in a high-quality kitchen. Much like BCS, Schola is also neither ADA compliant, nor easily accessible to those with limited mobility.

Operating Revenue for 2020 is estimated to be approximately $500K

Workshop Location:
After extensive research, Catonsville, MD was selected as the ideal location for the Culinary Craft Workshop. One of the most compelling reasons for this decision is that Downtown Catonsville is optimally located on easily accessible Frederick Road, perfectly situated within minutes of Route 695 (Baltimore Beltway), I-95, I-195 and Route 29. Secondly is the ongoing renaissance taking place in Catonsville as it grows from its roots as a small town into a thriving cultural, dining and entertainment district within this demographically appealing region.

Benefits of the Catonsville location:

- Catonsville is conveniently located at the center of the Baltimore region. This area which includes Baltimore City, Columbia and the surrounding areas of Howard County, the highly coveted communities in Anne Arundel County, including Annapolis, Severna Park and Pasadena, all densely populated by a demographically appealing customer base. (Appendix C)
- Population: 2.7 Million people in the Baltimore Metropolitan Area (Appendix D)
- Income: Approximately 1/3 or 900K residents are in our financial demographic group (Appendix E)
- 1680 Sq. Ft., ADA Compliant and Accessible. Free parking directly in front of location.

Appendix A: Revenue, Expenses & Projections

Revenue Sources (Y1):	Weekly:	Annually:
Hands On Workshop (3 hrs)	$4,968.00	$238,464.00
Demo Workshop (2 hrs):	$6,660.00	$319,680.00
Series Workshops(3 hrs):	$1,600.00	$76,800.00
Kids & Teens Workshops (2 hrs)	$1,500.00	$72,000.00
Lunch Special (3 hrs):	$944.00	$45,312.00
Parent/Child (3 hrs):	$1,710.00	$82,080.00
Gross Revenue:	$17,382.00	$834,336.00

Annual Expenses:

Direct:	$217,336.00
Controllable:	$174,520.00
Occupancy:	$27,216.00
Total:	$419,072.00

Revenue Projections (Y1):

Gross Revenue:	$834,336.00
Expenses:	$419,072.00
Net Revenue:	$415,264.00

5-Year Revenue Projections	Y1	Y2	Y3	Y4	Y5
5% Annual Growth	$415,264.00	$436,027.20	$457,828.56	$480,719.99	$504,755.99

Appendix B: Culinary Craft Workshop Management Team

Founders and Principals – Mike Carter & Joanie Robinson
Both Mike & Joanie have a shared passion for food, entertaining and cooking. They are self-professed "foodies"! Their greatest joy, aside from their children, comes from making sure other people are having fun and enjoying themselves! While both considered attending culinary school and pursuing careers in food service long before meeting, each individually realized it was the creativity and fun of cooking which they enjoyed and not the assembly line type of food preparation required to be professional chefs. These decisions lead them both to attend college and acquire degrees that opened different career paths for them. Since, both have maintained their love of cooking and hosting events for friends and family. They seek out and enjoy exploring new restaurants and different regional and ethnic cuisines from which they draw culinary inspiration! The Culinary Craft Workshop is the realization of both of their passions and dreams to share the joys of great food, cooking and entertaining with others!

Mike Carter: President
Mike graduated from the University of Maryland at College Park with a bachelor's degree in Entrepreneurship. He is as a longtime Annapolis resident, and has been a successful entrepreneur, marketing executive, author, and business and political consultant for more than 25 years. He got his start during the first tech boom of the 90's, when he helped launch a highly successful software company, later sold to PeopleSoft, along with working on numerous DotCom projects in the early days of the Internet. He later helped to create *Cloudburst Broadband*, one of the nation's first wireless ISP's (Internet Service Provider) by offering high speed internet access to affluent waterfront communities and popular marinas along the East Coast, including New York City. Using a then cutting-edge technology, now commonly referred to as WiFi, at a time when only dial-up Internet access was available, Cloudburst was a technological pioneer of its time! Following the collapse of the "Tech Bubble", Mike spent several years in corporate marketing, before he went on to found *Tours & Crawls of Annapolis and Baltimore* in 2002. Under Mike's leadership, Tours & Crawls has grown to become one of the nation's leaders in the 'Destination Entertainment' industry, winning best tour for 5 years in a row! Tours & Crawls offers a variety of walking tours, pub tours and specialty events catering to the public, as well as being an extremely popular activity for private groups and corporate events. This a result of Mike's work with Event and Wedding Planners across the region to provide fun and exciting experiences and team building activities for their clients. During that same time period, Mike also created and ran *Alchemy Teas*, a successful international importer and purveyor of organic teas at both the wholesale and retail levels. Alchemy was later acquired by a larger retail tea company for its strong connections to and contracts with tea growers and exporters from around the world, in that company's attempts to control the retail tea market in malls across the country. In 2017, Mike became an owner/investor in *Mason's Famous Lobsters Rolls* of Rehoboth Beach, Delaware, a popular restaurant catering to both visitors and locals alike with a love of delicious regional New England cuisine! In addition to his work with his Rehoboth Beach location, Mike acted as a Marketing Consultant to many of the other Mason's locations. As a result of his nearly two decades of professional experience creating fun content and exciting events, recruiting and training specialists to entertain his guest's, and marketing his company's entertainment offerings to the public, Mike is highly skilled and competent to launch and operate the Culinary Craft Workshop.

Joanie Robinson: Director of Operations

As a native and lifelong resident of Catonsville, Joanie has a deep-rooted love for her hometown and a desire to share her passion for food and cooking with its residents and those of the surrounding communities! She sees the ongoing renaissance taking place in Catonsville and wants to be a positive force for change in that march forward into the future!

Joanie is a graduate of the University of Maryland, Baltimore County, where she earned a bachelor's degree in Social Work, which lead to a career working for Baltimore County as a Social Worker for Child Protective Services. Her time management and project organization skills were put to the test in that fast-paced, demanding work environment! She left her position with the county to work at Franklin Square Hospital on an on-call basis when she started her family. As her family grew, she left the workplace to focus on her children, specifically her eldest child with Autism.

In 2011, Joanie joined *No More Piles* and began using her background in social work and her innate organizational skills to become a Professional Organizer, Productivity Consultant and Project Manager, a career which she maintains to this day. Over the past eight years Joanie has earned three certifications through the *National Association of Productivity and Organizing Professionals* (NAPO) and has managed hundreds of projects, leading her to become the Senior Project Manager at *No More Piles*.

Friends and family know Joanie for her incredible cooking, knack for entertaining and love of good food and wine. Joanie is frequently asked to share her recipes, to teach someone how to make something or if she will "feed my family". Joanie's friends consider her a professional HOME chef.

Charlotte Galley: Executive Chef

Executive Chef Charlotte has been a Chef both full and part-time since graduating Baltimore International Culinary College (BICC) in 1997. Her life-long interest in the environment and localism, combined with her knowledge of food and food issues, has resulted in her passion for sustainability. Charlotte celebrates free world trade, and the options it offers, while specializing in local, seasonal, sustainable, balanced cuisines, and bringing the skills to cook them to her community.

Charlotte taught numerous cooking classes at the Baltimore Chef Shop for more than 3 years, the Community College of Baltimore County, and School of Food in Baltimore City. She is the Executive Chef for the 14 West Hamilton Street Club in Mt. Vernon, and also cooks and teaches at special events, seminars, and retreats, both far and wide. Her zest for food and balance is evident in both her cooking and lifestyle. She is a mother, chef, journalist, a volunteer in her community, and a regular fixture at farmer's markets. Chef Charlotte's philosophy is food is nourishment, pleasure, and love. It is her goal to make healthy, delicious, home cooked meals more accessible to people, and less intimidating. To give people the basic skills and knowledge to approach shopping for food, and preparing it, with knowledge, confidence, and joy.

Balance, health, knowledge, sustainability and pleasure are what she strives to practice and teach!

Appendix C: Map of Baltimore Metropolitan & Suburban Areas (3+ Million Residents)


Hampstead
Jarrettsville
Forest Hill
Union Bridge
Westminster
Monkton
Bel Air North
Alto Vista
New Windsor
Bel Air
Woodsboro
Fallston
Bel Air South
Finksburg
Cockeysville
Reisterstown
Belcamp
Liberty Reservoir
Lutherville-Timonium
Owings Mills
Edgewood
Towson
New Market
Mt Airy
Sykesville
White Marsh
Middle River
West Friendship
Baltimore
Ellicott City
Dundalk
Clarksburg
Tolchester Beach
Clarksville
Columbia
Linthicum Heights
Germantown
Olney
Glen Burnie
Gaithersburg
Rock Hall
Pasadena
Fort Meade
Laurel
Odenton
Rockville
Severna Park
North Bethesda
Arnold
Potomac
Bowie
Crofton
Bethesda
College Park
Annapolis
Stevensville
Hyattsville
Edgewater
Kent Island
Tysons
Washington
Falls Church
Largo
Romancoke
Eastern Bay
Google

Appendix D: Population

Population by Place in the Baltimore Area

The Baltimore Area, Maryland (Metro Area)

👤 2,780,873
🏠 1,040,674

There are 110 places that are fully or partially contained within the Baltimore Area (106 fully and 4 partially). This section compares all 110 of those to each other.





Household Income in the Baltimore Area, Maryland

Household Income Percentiles #1

Scope: households in Maryland and the Baltimore Area

Baltimore Area — Maryland



	$	%
95th Percentile	$245.1k	337%
80th Percentile	$141.0k	194%
60th Percentile	$91.1k	125%
Median	$72.8k	100%
40th Percentile	$57.3k	78.6%
20th Percentile	$29.7k	40.8%

% as percentage of median household income

Relative Household Income Percentiles #2

Selected measures of household income in the Baltimore Area, as a percentage more or less than Maryland at large.

Scope: households in Maryland and the Baltimore Area



	%	$	ref.
80th Percentile	3.3%	$141.0k	$145.9k
60th Percentile	3.6%	$91.1k	$94.4k
Median	4.3%	$72.8k	$76.1k
40th Percentile	5.4%	$57.3k	$60.5k
20th Percentile	7.1%	$29.7k	$32.0k

$ given measure of household income in the Baltimore Area

ref. given measure of household income in Maryland

Appendix F: News & Research

1. Growth and Popularity of Recreational Cooking Classes:
   https://www.nydailynews.com/life-style/eats/fresh-batch-cooking-classes-town-article-1.1179392
2. Culinary Recreation & Travel
   https://www.travelchannel.com/interests/food-and-drink/articles/hottest-culinary-school-vacations
3. 25 Best Cooking Classes in America:
   https://www.thedailymeal.com/cook/25-best-cooking-classes-america-0/slide-22
4. Recreational Cooking Classes – Growth
   https://www.tasteofhome.com/article/the-best-cooking-classes-in-the-country-including-online-options/
5. Psychosocial Benefits of Cooking:
   https://www.ncbi.nlm.nih.gov/pmc/articles/PMC5862744/
6. Catonsville Arts & Entertainment District
   https://baltimorefishbowl.com/stories/catonsville-named-a-state-arts-and-entertainment-district/

Appendix G: Proof of Concept (Successful Suburban Cooking Schools):

1. Food Lab
   Boulder, CO
2. No Thyme to Cook
   Solomons, MD
3. Cookology Recreational Culinary School
   Sterling, VA
4. Sylvie's Recipes
   Lancaster, PA
5. The Kitchen Table
   West Chicago, IL

Appendix H: Floorplan



WASHER DRYER
CH 7'-10" (ACT)
ADA RESTROOM
MOP SINK
W/D
SLIDING DOORS
E.P. TELE.
EXIT #75
STEEL STAIR
DN
CUBBIES
DRYING SHELF
HAND SINK
TV
3 BASIN SINK + DRAINBOARDS
GLASS DOOR
CULINARY CRAFT WORKSHOP
75 MELLOR AVENUE
HAND SINK
CH 11'-7" (ACT)
COMMERCIAL FRIDGE/ FREEZER
CEILING OUTLET
COMMERCIAL RANGE / OVEN
CEILING OUTLET
COMMERCIAL GRADE HOOD WITH ANSUL SYSTEM
HERBS
NOT FOR CONSTRUCTION
ENTRY #75

Appendix I: Workshop Location Photos

 

 